UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2007
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

2006 RESULTS ANNOUNCEMENT
FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
2006 RESULTS ANNOUNCEMENT
CHAIRMAN’S STATEMENT
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) in respect of the financial year ended 31 December 2006, which had been prepared in accordance with the accounting principles generally accepted in Hong Kong.
RESULTS
For the financial year ended 31 December 2006, the Group’s turnover and loss attributable to equity shareholders amounted to HK$426,988,000 (2005: HK$336,512,000) and HK$79,480,000 (2005: HK$135,564,000) respectively. Basic loss per share was HK19.23 cents (2005: HK32.80 cents).
DIVIDENDS
In view of the loss recorded for the year of 2006 and meeting the Group’s future need, the Board has resolved not to declare any payment of final dividend for the financial year ended 31 December 2006 (2005: nil).
MANAGEMENT DISCUSSION AND ANALYSIS
BUSINESS REVIEW
The Group’s in-orbit satellites and their corresponding telemetry, tracking and control system (TT&C system) have been operating under normal condition during the period. The Group has achieved significant growth in utilization rates for APSTAR VI, despite the fierce market competition. As of 31 December 2006, the utilization rates of APSTAR V and APSTAR VI were at 71% and 65% respectively.
APSTAR VI
Being the latest advanced high power satellite in the Asia Pacific region, APSTAR VI has been welcomed by customers. Its utilization has been increased from 45% in 31 December 2005 to 65% as at 31 December 2006 evidencing the strengthening of competitive edges of APT in the region.
APSTAR V
APSTAR V has recorded its utilization rate at 71% as at 31 December 2006.
Both APSTAR V and APSTAR VI have provided the latest advanced and comprehensive satellite communication and broadcasting services to our customers. The effective improvement of transponder resources together with the strengthening of marketing activities of our group in the region has resulted in the significant increase in utilization rates of our satellites especially in the sales in South East Asia and Taiwan.

Forming Strategic Alliance in Sales and Marketing with Intelsat
Subsequent to the signing of a strategic cooperation agreement by and between APT and Intelsat Limited (“Intelsat”) on 2 December 2005, both sides have entered into master agreements which provide a cooperative framework for the transponder service between APT and Intelsat in December 2006. This strategic move allows Intelsat to make use of APSTAR V and APSTAR VI in the region. Meanwhile, APT can have access to Intelsat’s capacity.
Both APT and Intelsat are interested in exploring additional growth initiatives such as IPTV, uplink services in the region which will help expand the Group’s scopes of business.
Satellite TV Broadcasting and Uplink Services
APT Satellite TV Development Limited (“APT TV”), a wholly-owned subsidiary of the Group, has successfully established the satellite TV broadcasting platform based on the Satellite TV Uplink and Downlink Licence of Hong Kong. As of 31 December 2006, APT TV uplink and broadcast up to 68 satellite TV channels for the region.
Satellite-based Telecommunications Services
APT Telecom Services Limited (“APTS”), a wholly-owned subsidiary of the Group, provides satellite-based external telecommunication services such as VSAT, wholesales voice services, facilities management services, and teleport uplink services under the Fixed Carrier Licence of Hong Kong to telecom operators or users of the region including satellite operators, ISPs, and wholesale voice players.
Both broadcasting and telecommunication services boost the Group competitive edge and help expand the customer base of the Group.
BUSINESS PROSPECTS
APT has experienced significant demand growth in the Asia Pacific region in the second half of 2006. It is anticipated that the growth of demand will grow steadily in 2007. Meanwhile, the utilization rates of APSTAR V and APSTAR VI will continue to increase as a result of the increase of demand in services for transponder broadcasting, and telecommunication. Though, the market competition and price pressure will continue to exist throughout the coming year, the Group believes APSTAR V and APSTAR VI will be successful in market competition in 2007.
Finance
As at 31 December 2006, the Group’s financial position remains sound with gearing ratio (total liabilities/total assets) is approximately at 42%. The Liquidity Ratio (current assets/current liabilities) is at 1.6 times. The amount attributable to equity shareholders of the Group is HK$1,980,442,000. The Group has free cash and cash equivalents amounting HK$341,325,000 and pledged bank deposits of HK$89,190,000. The tax dispute of APSTAR IIR has been settled as detailed in note 8 of this announcement.
Corporate Governance
The Group is committed to high standard of corporate governance especially in internal control and compliance. Please refer to the Corporate Governance Report contained in the 2006 Annual Report.

FINANCIAL REVIEW
The following discussion and analysis of the Group’s financial position and results of operations should be read in conjunction with the Financial Highlights and the related notes.
Highlights:

	2006	2005	Change

HK$ thousand

Turnover	426,988	336,512	27%

Loss for the year	(80,616)	(136,574)	-41%

Loss attributable to equity shareholders of the Company	(79,480)	(135,564)	-41%

Total assets	3,407,562	3,614,289	-6%

Total liabilities	1,425,329	1,552,737	-8%

Basic Loss per share (HK cents)	(19.23 cents)	(32.80 cents)	-41%

Gearing ratio (%)	42%	43%	-1%
The Group recorded a loss for the year of HK$80,616,000, a decrease of loss of HK$55,958,000, as compared to last year, mainly as a result of increase of turnover. The Group’s turnover in 2006 increased by 27% compared to last year mainly attributable to the followings:
Satellite Transponder Capacity Services and Related Services
Revenue from Satellite Transponder Capacity Services and Related Services for the year ended 31 December 2006 increased approximately 25% to HK$363,074,000. The increase of revenue was mainly due to commencement of some new utilisation services contracts for APSTAR VI.
Satellite-based Broadcasting and Telecommunications Services
Revenue from Satellite-based Broadcasting and Telecommunications Services for the year ended 31 December 2006 increased approximately 40% to HK$63,817,000. This primarily reflected the increase of new customers in VSAT.
The details of the Group’s turnover, which is analyzed by business segments, is disclosed in note 3 of this announcement.
Other net income
Other net income increased from HK$30,831,000 in 2005 to HK$37,542,000 in 2006. The increase was mainly due to the inclusion of a gain of HK$17,503,000, representing the amount of the agreed consideration of two transponders taken up by a vendor which was offset with the net book value of two transponders.

Operating expenses
The Group’s cost of services increased by HK$37,066,000, an increase of 12% in 2006, as compared to 2005. The increase was primarily due to inclusion of full year of in-orbit insurance and depreciation of APSTAR VI while only 7 months costs of service of APSTAR VI was recorded in 2005 upon the commencement of operation of APSTAR VI in June 2005. Administrative expenses increased by HK$11,758,000, an increase of 15% in 2006 as compared to 2005, mainly because of the inclusion of an impairment loss for accounts and other receivables of HK$8,347,000 and the increase of selling expenses in respect of increased turnover.
Finance costs
The Group’s finance costs increased from HK$36,942,000 in 2005 to HK$64,140,000 in 2006 mainly due to no interest related to APSTAR VI was capitalized in 2006 while only 7 months interests was recorded in 2005 upon the commencement of operation of APSTAR VI in June 2005.
Share of results of jointly controlled entities
The Group maintained its interest in APT Satellite Telecommunications Limited (“APT Telecom”) at 55% as at 31 December 2006. As at 31 December 2006, APT Telecom recorded a profit of HK$3,966,000, mainly due to the revaluation gain of HK$6,120,000 caused by the cost adjustment on investment property held by APT Telecom in 2006. The Group’s share of results of APT Telecom was HK$2,182,000.
Income Tax
Income tax increased from HK$13,172,000 in 2005 to HK$56,128,000 in 2006, mainly due to a net deferred tax liability recognized as a result of tax settlement of APSTAR IIR. The details of income tax of the Group are set out in note 8 of this announcement.
Capital Expenditure, liquidity, financial resources and gearing ratio
During the year, the Group’s principal use of capital was the capital expenditure related to the satellite equipments and office equipments which had been funded by internally generated cash. The capital expenditure incurred for the year ended 31 December 2006 amounted to HK$6,234,000.
During the year, the Group repaid bank loan of HK$191,226,000 (equivalent to US$24,516,000), the funding for which came from the receipt from a vendor and internally generated cash. As at 31 December 2006, the Group complied with all the financial covenants over the past twelve-month period. As a result of the above repayment, total outstanding of bank loan reduced from HK$1,127,295,000 to HK$936,069,000. The debt maturity profile (excluding the borrowing transaction cost) of the Group was as follows:

Year of Maturity	HK$

Repayable within 1 year or on demand	159,413,000
Repayable after one year but within five years	776,656,000

936,069,000

As at 31 December 2006, the Group’s total liabilities were HK$1,425,329,000, a decrease of HK$127,408,000 as compared to 2005, which was mainly due to partly repayment of bank loan as described above. As a result, the gearing ratio (total liabilities/total assets) has slightly decreased to 42%, representing a 1% decrease as compared to 2005.
As at 31 December 2006, the Group has approximately HK$341,325,000 (2005: HK$326,440,000) free cash and HK$89,190,000 (2005: HK$68,699,000) pledged deposit. Together with cash flow generated from operations, the Group could meet with ease all the debt repayment schedules in the coming year.

Capital structure
The Group continues to maintain a prudent treasury policy and manage currency and interest risks on a conservative basis. During the year, the Group made no hedging arrangement in respect of exchange rate fluctuation as majority of its business transactions was settled in United States dollars. Interest under Bank Loan was computed at the London Inter-Bank Offering Rate plus a margin. The Group would consider the fluctuation risk of the floating interest rate and would take appropriate measure in due course to hedge against interest rate fluctuation.
Charges on group assets
As at 31 December 2006, the assets of APSTAR V and APSTAR VI of HK$2,506,454,000 (2005: HK$2,752,162,000) and bank deposit of HK$89,190,000 (2005: HK$68,699,000) were pledged to secure a bank loan facility. The bank loan facility is also secured by the assignment of APSTAR V and APSTAR VI and their related insurance claims proceeds, and the assignment of all their present and future agreements of provision of transponder utilization services.
In addition, certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately HK$4,655,000 (2005: HK$4,771,000).
Capital commitments
As at 31 December 2006, the Group has the outstanding capital commitments of HK$4,852,000 (2005: HK$2,290,000), which was contracted but not provided for in the Group’s financial statements, mainly in respect of the purchases of equipment.
Contingent liabilities
The details of contingent liabilities of the Group are set out in note 11 of this announcement.

FINANCIAL HIGHLIGHTS
Consolidated income statement
for the year ended 31 December 2006

		2006	2005
	Note	HK$’000	HK$’000

Turnover	3	426,988	336,512
Cost of services		(338,259)	(301,193)

Gross profit		88,729	35,319

Other net income	4	37,542	30,831
Administrative expenses		(88,957)	(77,199)
Revaluation gain on investment property		156	—
Impairment loss recognised in respect of property, plant and equipment	5	—	(7,512)
Impairment loss recognised in respect of prepayment for construction of a satellite		—	(59,904)

Profit/(loss) from operations		37,470	(78,465)
Finance costs	6	(64,140)	(36,942)
Share of results of jointly controlled entities		2,182	(7,995)

Loss before taxation	7	(24,488)	(123,402)
Income tax	8	(56,128)	(13,172)

Loss for the year		(80,616)	(136,574)

Attributable to:
Equity shareholders of the Company		(79,480)	(135,564)
Minority interests		(1,136)	(1,010)

Loss for the year		(80,616)	(136,574)

Loss per share	9
— Basic		(19.23 cents )	(32.80 cents )

— Diluted		(19.23 cents )	(32.80 cents )

Consolidated balance sheet at 31 December 2006

		2006	2005
	Note	HK$’000	HK$’000

Non-current assets
Property, plant and equipment		2,721,582	2,999,402
Interest in leasehold land held for own use under an operating lease		15,195	15,570
Investment property		2,496	2,340
Interest in jointly controlled entities		4,423	2,241
Amounts due from a jointly controlled entity		72,294	67,476
Club memberships		5,537	5,537
Prepaid expenses		25,207	32,227
Deferred tax assets		8,747	3,609

		2,855,481	3,128,402

Current assets
Trade receivables	10	80,261	49,730
Deposits, prepayments and other receivables		38,482	35,918
Amount due from immediate holding company		82	—
Amounts due from a jointly controlled entity		2,741	5,100
Pledged bank deposits		89,190	68,699
Cash and cash equivalents		341,325	326,440

		552,081	485,887

Current liabilities
Payables and accrued charges		53,777	51,593
Rentals received in advance		34,155	31,414
Loan from a minority shareholder		7,488	7,488
Secured bank borrowings due within one year		156,820	117,757
Current taxation		93,080	89,186

		345,320	297,438

Net current assets		206,761	188,449

Total assets less current liabilities carried forward		3,062,242	3,316,851

Consolidated balance sheet at 31 December 2006 (Continued)

		2006	2005
	Note	HK$’000	HK$’000

Total assets less current liabilities brought forward		3,062,242	3,316,851

Non-current liabilities
Secured bank borrowings due after one year		773,534	1,000,302
Deposits received		20,419	15,986
Deferred income		222,141	239,011
Deferred tax liabilities		63,915	—

		1,080,009	1,255,299

Net assets		1,982,233	2,061,552

Capital and reserves
Share capital		41,327	41,327
Share premium		1,287,536	1,287,536
Contributed surplus		511,000	511,000
Capital reserve		9,614	11,996
Exchange reserve		2,639	1,347
Other reserves		109	104
Accumulated profits		128,217	205,315

		1,980,442	2,058,625
Minority interests		1,791	2,927

Total equity		1,982,233	2,061,552

Notes:

1	Basis of preparation of the financial statements
The consolidated financial statements for the year ended 31 December 2006 comprise the company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in jointly controlled entities.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investment property is stated at fair value.

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (HKFRSs), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The Group has assessed and determined in the preparation of these annual financial statements that the new and revised HKFRSs have no significant impact on the Group’s current and prior accounting period’s financial position and results of operations.

2	Changes in accounting policies
The HKICPA has issued certain and new HKFRSs that are first effective or available for early adoption for the current accounting period of the Group.

The adoption of these new and revised HKFRSs did not result in any significant impact for the current and prior accounting periods.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period, except for HK(IFRIC) 10, Interim financial reporting and impairment, which is effective for accounting periods beginning on or after 1 November 2006.

3	Segmental reporting
Segment information is presented in respect of the Group’s business and geographical segments. Business information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting.

Inter-segment pricing is based on terms similar to those available to external third parties.
Business segments
The Group comprises two main business segments, namely provision of satellite transponder capacity and related services and provision of satellite-based broadcasting and telecommunications services.

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Turnover from external customers	363,074	290,683	63,817	45,552	—	—	426,891	336,235
Inter-segment turnover	19,193	4,264	1,128	720	(20,321)	(4,984)	—	—

Total	382,267	294,947	64,945	46,272	(20,321)	(4,984)	426,891	336,235

Service income							97	277

							426,988	336,512

Segment result	71,809	(29,021)	8,481	(3,697)	(5)	(5)	80,285	(32,723)
Service income							97	277
Unallocated other net income							37,698	30,831
Unallocated administrative expenses
— staff costs							(44,940)	(45,035)
— office expenses							(35,670)	(31,815)

Profit (loss) from operations							37,470	(78,465)
Finance costs							(64,140)	(36,942)
Share of results of jointly controlled entities							2,182	(7,995)

Loss before taxation							(24,488)	(123,402)
Income tax							(56,128)	(13,172)

Loss for the year							(80,616)	(136,574)

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Depreciation for the year	224,501	187,967	6,846	9,839
Impairment loss for the year	—	59,904	—	7,512
Significant non-cash expenses (other than depreciation)	7,886	—	460	349

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Segment assets	2,858,518	3,110,958	50,768	50,170	(51,922)	(56,666)	2,857,364	3,104,462
Investment in and amounts due from jointly controlled entities	79,458	74,817	—	—			79,458	74,817
Unallocated assets							470,740	435,010

Total assets							3,407,562	3,614,289

Segment liabilities	344,165	384,044	90,362	87,043	(51,922)	(56,666)	382,605	414,421
Unallocated liabilities							1,042,724	1,138,316

Total liabilities							1,425,329	1,552,737

Capital expenditure incurred during the year	3,506	521,677	2,728	2,787

Geographical segments
The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located within a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.
In presenting information on the basis of geographical segments, segment revenue, segment assets and capital expenditure is based on the geographical location of customers.

			Other regions
	Hong Kong		in the PRC		Singapore		Indonesia		Others		Unallocated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Turnover from external customers	60,340	38,459	207,389	201,851	49,821	30,657	50,420	32,262	59,018	33,283	—	—
Segment assets	15,302	4,009	41,254	44,972	1,930	468	14,132	4,061	7,643	5,453	3,318,554	3,555,326
Capital expenditure incurred during the year	—	—	844	1,416	—	—	—	—	—	—	5,390	523,048

4	Other net income

	2006	2005
	HK$’000	HK$’000
Other net income primarily includes the following:

Compensation income for the late delivery of the satellite*	—	15,600
Interest income	17,559	12,916
Rental income in respect of properties	536	538
Gain on disposal of property, plant and equipment	17,630	109

*	On 11 December 2001, the Group entered into a Satellite Procurement Agreement with a contractor for the design, construction, tests and delivery of APSTAR VI. APSTAR VI was originally scheduled to be launched at end of 2004/early 2005. The delay in delivery of the satellite by the contractor caused the postponement of the launch of APSTAR VI until 12 April 2005. To cope with the delay, the contractor agreed and made a lump sum payment to the Group for the liquidated damages due to the late delivery of APSTAR VI.

5	Impairment loss recognised in respect of property, plant and equipment
In 2005, the Group conducted a review of the Group’s property, plant and equipment. Based on the results of the review, an impairment loss of HK$7,512,000 in respect of communication satellite equipment has been recognized and charged to the income statement. During the year, the Group conducted an impairment review on those equipment and concluded that no further impairment is required.

6	Finance costs

	2006	2005
	HK$’000	HK$’000

Interest on bank borrowings wholly repayable within five years	60,525	44,482
Other borrowing costs	3,615	2,222
Less: Amount capitalised into construction in progress*	—	(9,762)

	64,140	36,942

*	Borrowing costs were capitalised for 2005 at a rate of 4.04% to 4.25% per annum, which arose on bank loans borrowed for the purpose of financing the construction and launching of satellites. No borrowing costs have been capitalised in 2006.

7	Loss before taxation
Loss before taxation is arrived at after charging:

	2006	2005
	HK$’000	HK$’000

Impairment loss for accounts and other receivables	8,347	350
Depreciation	231,347	197,806

8	Income tax in the consolidated income statement
Taxation in the consolidated income statement represents:

	2006	2005
	HK$’000	HK$’000

Current tax — Hong Kong Profits Tax
Overprovision in respect of prior years	(21,771)	—

Current tax — Overseas
Tax for the year	19,122	18,856

Deferred tax — Hong Kong
Origination and reversal of temporary differences	58,777	(5,684)

	56,128	13,172

Taxation is charged at the appropriate current rates of taxation ruling in the relevant countries.

No provision for Hong Kong Profits Tax has been made in the financial statements as there was no assessable profit for the year. Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong.

In prior years, the Group was in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) in relation to the transfer of the entire business of APSTAR IIR and substantially all of the satellite transponders of APSTAR IIR. Having considered the advice from the tax advisor, the Company believe that it would be in the best interest of the Company that the dispute be settled as soon as practicable to avoid further incurrence of time, effort and professional cost. During the year, the subsidiary submitted a settlement proposal to the IRD, via its tax advisor with a view to compromising on the tax assessment dispute. In September 2006, IRD accepted the proposal of treating sale proceeds from the disposal of APSTAR IIR of HK$2,114,758,000 as taxable income arising over the remaining life of APSTAR IIR until the tax assessment year of 2012/2013. In addition, IRD accepted the Company continuing to claim the deduction of statutory depreciation allowances in respect of APSTAR IIR and other expenditures related to the transaction to offset such taxable income.

With the proposal accepted by IRD, the tax dispute in respect of the years of assessment of 1999/2000 and 2000/2001 is settled. The net assessable profit for 1999/2000 of the subsidiary was revised to zero and the profits tax previously paid of HK$21,589,259 were refunded. In addition, as the subsidiary was in a tax loss position in 2000/2001, 2001/2002 and 2002/03, the Tax Reserve Certificate in the amount of HK$78,385,377 previously paid, with interest from the date of purchase in March 2006 until the date of IRD accepting the proposal was redeemed and the provisional tax paid for 2002/2003 of HK$82,868 was refunded.

As a result of the proposal accepted by IRD, a deferred tax asset of HK$123,239,000 has been recognized based on the total cumulative tax losses carried forward and the depreciation allowances in respect of APSTAR IIR to be deducted in the future. Furthermore, a deferred tax liability of HK$166,063,000 has been recognized for related deferred lease income to be taxable in the future.

9	Loss per share
(a)	Basic loss per share
The calculation of basic loss per share is based on the loss attributable to shareholders of HK$79,480,000 (2005: HK$135,564,000) and the weighted average of 413,265,000 ordinary shares (2005: 413,265,000 shares) in issue during the year ended 31 December 2006.
(b)	Diluted loss per share
Diluted loss per share is the same as the basic loss per share as there were no dilutive potential ordinary shares in existence during the years 2006 and 2005.
10	Trade receivables
The Group allows an average credit period of 10 days to its trade customers. The following is an ageing analysis of trade receivables (net of specific provisions for bad and doubtful debts) at the balance sheet date:

	The Group
	2006	2005
	HK$’000	HK$’000

0 — 30 days	52,616	27,603
31 — 60 days	8,414	8,208
61 — 90 days	6,568	6,141
91 — 120 days	2,201	2,129
Over 121 days	10,462	5,649

	80,261	49,730

11	Contingent liabilities
(i)	In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder utilisation income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder utilisation income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864,000.

(ii)	The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at 31 December 2006 amounted to HK$936,069,000 (2005: HK$1,127,295,000).

HUMAN RESOURCES
As at 31 December 2006, the Group had 161 employees (2005: 161). With regard to the emolument policy, the Group remunerates its employees in accordance with their respective responsibilities and current market trends. On 19 June 2001, the Company first granted share options under the share option scheme adopted at the annual general meeting on 22 May 2001 (“Scheme 2001”) to its employees including executive directors. On 22 May 2002, the Group adopted a new share option scheme (“Scheme 2002”) at the annual general meeting to comply with the requirements of the Rules (“Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Stock Exchange”). To further motivate employees for better contribution to the Group, the Group has also established an incentive bonus scheme.
The Group provides on the job training to employees to update and upgrade their knowledge on related job fields.
PURCHASE, SALE OR REDEMPTION OF SHARES
During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.
COMPLIANCE WITH CORPORATE GOVERNANCE CODE
Throughout the year of 2006, the Company has met the code provisions (“Code Provision”) set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules save for the following Code Provisions A4.1 and A4.2 respectively:
—	the non-executive directors of the Company are not appointed for a specific term given they shall retire from office by rotation once every three years except the Chairman of the Board and the President in accordance with the Bye-Laws of the Company; and

—	the Chairman of the Board and the President are not subject to retirement by rotation given that would help the Company in maintaining its consistency of making business decisions.
AUDIT COMMITTEE
The Audit Committee of the Company at the meeting on 29 March 2007 has reviewed with the management the accounting principles and practices adopted by the Group and the accounts for the year ended 31 December 2006. It has also reviewed the results and statement of the Board on the effectiveness of the Group’s system of internal control and the independence of the Company’s auditors.
The audit committee comprised of three independent non-executive directors including Mr. Yuen Pak Yiu, Philip, Dr. Huan Guocang and Dr. Lui King Man.
PUBLICATION OF ANNUAL REPORT
The Company’s annual report for the year ended 31 December 2006 containing the information required by Appendix 16 of the Listing Rules will be dispatched to shareholders and published on the website of the Stock Exchange and the Company’s website (www.apstar.com) in due course.

FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements, such as those that express with words “believes,” “anticipates,” “plans” and similar wordings. Such forward-looking statements involve inherent risks and uncertainties, and actual results could be materially different from those expressed or implied by them. As regards the factors, uncertainties as well as the risks, they are identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.
NOTE OF APPRECIATION
I would like to thank all our customers and friends for their support, as well as to express my appreciation to all staff of the Group for their contribution to the Group during the period.

By Order of the Board
Rui Xiaowu
Chairman
Shenzhen, China, 11 April 2007

The Directors as at the date of this announcement are as follows:

Executive Directors: Non-Executive Directors: Independent Non-Executive Directors:	Ni Yifeng and Tong Xudong

Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Zhao Liqiang, Yong Foo Chong, Tseng Ta-mon (Alternate Director to Yin Yen-liang)

Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Date: April 11, 2007.

APT Satellite Holdings Limited
By:	/s/ Ni Yifeng
Ni Yifeng Executive Director and President